

Mail Stop 3561

October 27, 2016

Via E-mail
Felipe Dubernet
Chief Financial Officer
United Breweries Company, Inc.
Vitacura 2670. Twenty-Third Floor
Santiago, Chile

> **Re:** **United Breweries Company, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 001-14906**

Dear Mr. Dubernet:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining